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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Affordable Residential Communities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008273-10-4

(CUSIP Number)

Michael M. Boone
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 008273-10-4			Page 2 of 4

1.	Name of Reporting Person: Gerald J. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,900,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,900,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,900,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005 and Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     Mr. Ford and the Issuer have held discussions regarding Mr. Ford potentially acquiring additional securities of the Issuer through open market or privately negotiated transactions, from the Issuer or otherwise. In connection with these discussions, Mr. Ford and the Issuer entered into a letter agreement (the “Letter Agreement”) on May 20, 2005 regarding the securities ownership limits set forth under the Issuer’s Articles of Amendment and Restatement (the “Charter”). Pursuant to the Letter Agreement, the Issuer has established the following securities ownership limits under the Charter for Mr. Ford and his affiliates: (i) an Aggregate Stock Ownership Limit (as defined in the Charter) of 19.9% in value of the aggregate of the outstanding shares of Stock (as defined in the Charter) and (ii) a Common Stock Ownership Limit (as defined in the Charter) of 19.9% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock. Although Mr. Ford has not decided at this time whether he will acquire additional securities of the Issuer, Mr. Ford reserves the right to acquire additional securities of the Issuer through open market or privately negotiated transactions, from the Issuer or otherwise, at any time without prior notice. The foregoing is qualified in its entirety by reference to the Letter Agreement attached hereto as Exhibit 1 and the Charter attached hereto as Exhibit 2, each of which is incorporated by reference herein.

     On May 23, 2005, the Issuer announced that it intends to nominate Mr. Ford and, at Mr. Ford’s request, James R. Staff and Carl B. Webb, for election to the Board of Directors of the Issuer at the Issuer’s 2005 Annual Meeting of Stockholders. Mr. Ford, and Messrs. Staff and Webb, intend to join the Board of Directors of the Issuer if elected at the Issuer’s 2005 Annual Meeting of Stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     The information contained in Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Letter Agreement, dated May 20, 2005, by and between the Issuer and Mr. Ford.

Exhibit 2	Articles of Amendment and Restatement of the Issuer (Exhibit 3.1 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2005

By:	/s/ Gerald J. Ford
Gerald J. Ford

EXHIBITS

Exhibit 1	Letter Agreement, dated May 20, 2005, by and between the Issuer and Mr. Ford.

Exhibit 2	Articles of Amendment and Restatement of the Issuer (Exhibit 3.1 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference herein).